Filed by K&F Growth Acquisition Corp. II

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: K&F Growth Acquisition Corp. II

Commission File No.: 001-42503

Date: October 28, 2026

The following consists of a LinkedIn post shared by David’s Bridal, Inc., on October 28, 2026, relating to Pearl, the wedding planning, media and commerce division of David’s Bridal, Inc.

Additional Information about the Potential Business Combination and Where to Find It

This communication is provided for information purposes only and contains information with respect to a potential business combination between the parties described herein. If the parties enter into definitive documentation regarding a business combination, the Company and Pearl (together, the “Parties”) will be required to file a registration statement on Form S-4 (which will include a preliminary proxy statement of the Company and when available, a definitive proxy statement and final prospectus (the “Proxy Statement/Prospectus”)) and other relevant documents with the Securities and Exchange Commission (the “SEC”), to be used at the meeting of shareholders to approve the potential business combination and as the prospectus related to the offer of the securities to be issued by the resulting entity to be formed pursuant to the potential business combination (together with its subsidiaries, the “Combined Company”) in connection with the potential business combination. After the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus and a proxy card relating to the potential business combination to its shareholders as of a record date to be established for voting on the potential business combination. This communication does not contain all of the information that should be considered concerning the potential business combination between the parties and is not intended to form the basis of any investment decision or any other decision in respect of the potential business combination. Shareholders and other interested persons are urged to read the Proxy Statement/Prospectus (including any amendments or supplements thereto) and any other relevant documents filed with the SEC in their entirety when they become available because they will contain important information about Pearl, the Company and the potential business combination. Such registration statement may modify and supersede in its entirety any information in this communication, which is preliminary. Shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus (when filed), as well as other filings containing information about Pearl, the Company and the potential business combination, at the SEC’s website located at www.sec.gov.

The Company filed a definitive proxy statement (the “Extension Proxy Statement”) with the SEC and mailed the same to the Company shareholders on or about October 16, 2026 in connection with the Company’s solicitation of proxies for the vote by the Company shareholders to approve an amendment to its amended and restated memorandum and articles of association to extend the date by which the Company must consummate an initial business combination (the “Extension”). The Company may also file other relevant documents regarding the Extension with the SEC. This communication does not contain all the information that should be considered concerning the Extension and is not intended to form the basis of any investment decision or any other decision in respect of the Extension. Before making any voting or investment decision, investors, security holders of the Company and other interested persons are urged to read the Extension Proxy Statement and any amendments or supplements thereto when available in connection with the Company’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve the Extension, because these documents will contain important information about the Company and the Extension.

Participants in the Solicitation

The Company, David’s Bridal, Inc. and Pearl and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the potential business combination and/or in connection with the Extension. A list of the names of such directors and executive officers and information regarding their interests in the potential business combination will be included in the registration statement to be filed in connection with the potential business combination when available. A description of the interests of the Company’s directors and executive officers in the Company is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Directors, Executive Officers and Corporate Governance” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 27, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the business combination will be set forth in the Registration Statement, when available.  To the extent that holdings of the Company’s securities have changed from the amounts reported in the Company’s filings with the SEC, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the Parties, David’s Bridal and the potential business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Company, David’s Bridal, Pearl, the Combined Company, the potential business combination and statements regarding the anticipated benefits and timing of the completion of the potential business combination, the assets held by Pearl and by the Combined Company, E-Commerce ecosystems, Artificial Intelligence (“AI”) trends, the anticipated business of the Combined Company, Pearl and the markets in which they operate, planned business strategies, including, without limitation, Pearl’s plans to transition its business into a standalone entity and to expand into the home and baby markets, plans and use of proceeds, objectives of management for future operations of Pearl, expected operating costs of the Combined Company and its subsidiaries, the upside potential and opportunity for investors, the Combined Company and Pearl’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the potential business combination, the satisfaction of closing conditions to the potential business combination and the level of redemptions of the Company’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance as well as all statements or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the potential business combination or any financing transaction; the possibility that the terms and conditions set forth in any definitive agreements with respect to the potential business combination may differ materially from the terms and conditions set forth in the letter of intent; the risk that parties may not agree to the definitive documentation with respect to a potential business combination or financing transaction; the risk that the potential business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the potential business combination may not be completed by the Company’s business combination deadline; the risk that the Company’s public shareholders may elect to redeem their public shares in connection with a shareholder vote to the extend the period of time the Company has to complete its initial business combination and in connection with a shareholder vote to approve the potential business combination; the risk of failure by the Parties to satisfy the conditions to the consummation of the potential business combination, including securing sufficient commitments for investment in a PIPE and the approval of the Company’s shareholders; the failure of the Combined Company to obtain or maintain the listing of its securities on the Nasdaq Stock Market or New York Stock Exchange prior to or after closing of the potential business combination; the outcome of any legal proceeding that is ongoing or may be instituted against the parties following the announcement of the potential business combination, any financing transaction and any definitive agreements with respect thereto; costs related to the potential business combination; changes in business, market, financial, political and regulatory conditions; inflation, recession and changes in interest rates; risks relating to the Combined Company’s or Pearl’s anticipated profitability, operations and business, including, without limitation, Pearl’s plans to transition its business into a standalone entity  (including, without limitation, the costs, timeline and risks associated therewith); risks related to increased competition in the industries in which the Combined Company and Pearl will operate and into which they plan to expand; risks related to the Combined Company’s products and services or enhancements to those products and services; risks related to potential decreases in demand for the Combined Company’s products or services; the Combined Company’s dependence on key personnel; risks that, after consummation of the potential business combination, the Combined Company and Pearl experience difficulties managing their growth, expanding operations, or executing their strategies; the heavy reliance of the Combined Company on information systems and technology and the impact of potentially failing to develop or failing to continue to improve technology; risks associated with cybersecurity threats, attacks or incidents; risks associated with the continued development of AI systems; public health events and governmental and societal responses to those events; the outcome of any potential legal proceedings that may be instituted against the Company, David’s Bridal, the Combined Company, Pearl or others following announcement of or after closing of the potential business combination; changes in accounting policies and practices; the dilutive effects on shareholders of the issuances of securities in connection with the potential business combination and associated financing transactions; and those risk factors discussed in documents of the Company, Pearl and the Combined Company filed or to be filed with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of February 4, 2025 and filed by the Company with the SEC on February 6, 2025, the registration statement on Form S-4, when filed with the SEC in connection with the potential business combination, which will include a Proxy Statement/Prospectus, and other documents filed or to be filed by the Company and Pearl from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company Pearl, David’s Bridal, or the Combined Company presently know or that the Company, David’s Bridal , Pearl or the Combined Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made and are based on information available at that time. The information contained in this communication is provided as of the date hereof and may change. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, none of the Parties, the Combined Company or any of their respective representatives assumes any obligation or intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of the Parties, the Combined Company or any of their respective representatives gives any assurance that any of the Company, David’s Bridal, Pearl or the Combined Company will achieve its expectations. The actual results could differ materially from those expressed in, or implied by, these forward-looking statements, and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

Use of Projections and Estimates

This communication contains financial and operating forecasts and estimated indications of demand and opportunity for future revenue and margins. All information in the communication concerning David’s Bridal and Pearl has been provided solely by David’s Bridal and has not been independently verified by the Company, which makes no representation or warranty as to the accuracy or completeness of such information and assumes no obligation to update the information in this communication, except as required by law. The unaudited financial projections included herein have been prepared by Pearl’s management and include projected financial numbers, comparative metrics and analyses which are based on or derived from such forecasts, all of which are forward-looking statements to which the preceding sections of this disclaimer regarding forward-looking information apply and which represent information developed by Pearl’s management in September 2026 or as of earlier dates based on information publicly available as of such time about Pearl and other peer public companies. The forecasts also contain certain non-GAAP measures and metrics. Additionally, aspects of the forecasts incorporate historical information about Pearl which is unaudited and has not been reviewed by Pearl’s or the Company’s independent auditors. Pearl’s or the Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the unaudited financial projections for the purpose of their inclusion in this communication, and accordingly, they do not express an opinion or provide any other form of assurance with respect thereto for the purpose of this communication. The unaudited financial projections and estimates contained herein constitute forward-looking information, are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results or as being a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The assumptions and estimates underlying the unaudited financial projections and the estimated indications of demand and opportunity are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, regulatory and other known and unknown risks and uncertainties that could cause actual results to differ materially from those contained in such projections and estimates. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the forecasted results are indicative of the future performance of Pearl or that actual results will not differ materially from those presented herein, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information or estimates will be achieved.

Past performance by David’s Bridal’s, Pearl’s and the Company’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of David’s Bridal’s, Pearl’s and the Company’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that David’s Bridal, Pearl and the Company will, or may, generate going forward. None of the parties nor any of their representatives gives any assurance that any of David’s Bridal, Pearl, the Company or the Combined Company will achieve similar results or meet its expectations. None of the parties undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or with respect to the Extension, (ii) an offer to sell, a solicitation of an offer to buy, subscribe for or purchase, or a recommendation to purchase, any security of the Company, David’s Bridal, Pearl, the Combined Company or any of their respective affiliates, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law, or (iii) the solicitation of any vote in any jurisdiction pursuant to the potential business combination, the Extension or otherwise. No such offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Neither the SEC nor any securities regulatory authority in the United States or any other jurisdiction has in any way passed upon or endorsed the merits of the potential business combination or the accuracy or adequacy of the disclosure in this communication, and any representation to the contrary constitutes a criminal offense.

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